Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

October 17, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blue Owl Capital Corporation – Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-281609)
Dear Ms. Dubey:
On behalf of Blue Owl Capital Corporation (the “Company” or “OBDC”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on October 16, 2024, regarding amendment no. 1 to the Company’s registration statement on Form N-14 (the “Amendment”), and the joint proxy statement/prospectus contained therein, as filed with the SEC on October 11, 2024. The Staff’s comment is set forth below and followed by the Company’s response. Unless otherwise indicated, all page references are to page numbers in the Amendment. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Amendment.
Legal
1.    Comment: Please confirm to the Staff that the following changes will be made to the prospectus/proxy statement via a filing made under Rule 424. Please remove the disclosure on pages 107 and 108 under the caption “Termination Fee,” and replace such disclosure with a brief and high-level description of the existence of the termination fee in section 9.02 of the Merger Agreement. Please retain the final sentence under that caption, but preference the sentence with “However.”

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Response: The Company confirms that it will replace the disclosure under the caption “Termination Fee” with the following disclosure:
Section 9.02 of the Merger Agreement provides that, in the event of certain types of terminations, OBDC and OBDE will cause the third parties involved in those terminations to pay non-refundable termination fees. However, on October 11, 2024, each of the OBDC Board, upon the recommendation of the OBDC Special Committee, and the OBDE Board, upon the recommendation of the OBDE Special Committee, determined to waive the receipt ~~the OBDE Termination Fee and the OBDC Termination Fee~~ of any such termination fee in the event the Merger Agreement is terminated in a manner that would require payment thereof
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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus
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